

February 6, 2014

Via E-Mail
Mr. Adam Chibib
Chief Financial Officer
Multimedia Games Holding Company, Inc.
2016 Wild Basin Road South
Building B
Austin, Texas 78746

Re: **Multimedia Games Holding Company, Inc.**
        Form 10-K for Fiscal Year Ended September 30, 2013
        Filed November 14, 2013
        File No. 000-28318

Dear Mr. Chibib:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Reconciliation of Non-GAAP Financial Measures, page 50

1. We note your presentation of the non-GAAP measures "net cash position" and "free cash flow" and the related reconciliations to the most comparable GAAP measures on page 51 of your Annual Report on Form 10-K. We also note your disclosure on page 50 that the non-GAAP measures of net cash position and free cash flow provide useful information to investors as each enhances the overall understanding of your operating performance. As the GAAP measures "cash and cash equivalents" and "net cash provided by operating activities" both appear to be measures of your liquidity, please explain to us and in your filings why you believe the non-GAAP measures "net cash position" and "free cash flow" represent non-GAAP measures that enhance the understanding of your operating performance. Alternatively, please revise future filings to explain that each of these

measures enhances an investors understanding of your liquidity. In addition, please revise future filings to explain any additional purposes that each of these measures are used by management in evaluating your operating performance or liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief